UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Regeneron Pharmaceuticals Incorporated

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

75886F 10 7 (CUSIP Number)

December 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

sanofi-aventis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER

0 shares
6. SHARED VOTING POWER

14,799,552 shares
7. SOLE DISPOSITIVE POWER

0 shares
8. SHARED DISPOSITIVE POWER

14,799,552 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,799,552 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.5%
12.	TYPE OF REPORTING PERSON*

CO.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

sanofi-aventis Amerique du Nord
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER

0 shares
6. SHARED VOTING POWER

14,799,552 shares
7. SOLE DISPOSITIVE POWER

0 shares
8. SHARED DISPOSITIVE POWER

14,799,552 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,799,552 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.5%
12.	TYPE OF REPORTING PERSON*

CO.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Aventis Pharmaceuticals Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER

0 shares
6. SHARED VOTING POWER

14,799,552 shares
7. SOLE DISPOSITIVE POWER

0 shares
8. SHARED DISPOSITIVE POWER

14,799,552 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,799,552 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.5%
12.	TYPE OF REPORTING PERSON*

CO.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Aventis Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER

0 shares
6. SHARED VOTING POWER

14,799,552 shares
7. SOLE DISPOSITIVE POWER

0 shares
8. SHARED DISPOSITIVE POWER

14,799,552 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,799,552 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.5%
12.	TYPE OF REPORTING PERSON*

CO.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Aventis Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER

0 shares
6. SHARED VOTING POWER

14,799,552 shares
7. SOLE DISPOSITIVE POWER

0 shares
8. SHARED DISPOSITIVE POWER

14,799,552 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,799,552 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.5%
12.	TYPE OF REPORTING PERSON*

CO.

Item 1	(a).	Name of Issuer:

Regeneron Pharmaceuticals Incorporated

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

777 Old Saw Mill River Road, Tarrytown, New York, 10591-6707

Item 2	(a).	Name of Person Filing:

(i) sanofi-aventis (ii) sanofi-aventis Amerique du Nord (iii) Aventis Pharmaceuticals Inc. (iv) Aventis Holdings Inc. (v) Aventis Inc.

Item 2	(b).	Address of Principal Business Office, or if none, Residence:

(i)     174, avenue de France, 75013 Paris, France

(ii)    174, avenue de France, 75013 Paris, France

(iii)  55 Corporate Drive, Bridgewater, New Jersey 08807

(iv)   3711 Kenneth Pike, Suite 200 Greenville, Delaware 19801

(v)    300 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807

Item 2	(c).	Citizenship:

(i)     sanofi-aventis: The Republic of France

(ii)    sanofi-aventis Amerique du Nord: The Republic of France

(iii)  Aventis Pharmaceuticals Inc.: Delaware

(iv)   Aventis Holdings Inc.: Delaware

(v)    Aventis Inc.: Pennsylvania

Item 2	(d).	Title of Class of Securities:

COMMON STOCK, $.001 PAR VALUE

Item 2	(e).	CUSIP Number:

75886F107

Item 3.	Item 3 is not applicable.

Item 4	(a).	Amount Beneficially Owned:[1]

		(i)	sanofi-aventis: 14,799,552 shares

		(ii)	sanofi-aventis Amerique du Nord: 14,799,552 shares

		(iii)	Aventis Pharmaceuticals Inc.: 14,799,552 shares

		(iv)	Aventis Holdings Inc.: 14,799,552 shares

		(v)	Aventis Inc.: 14,799,552 shares

Item 4	(b).	Percent of Class:

		(i)	sanofi-aventis: 19.5%

		(ii)	sanofi-aventis Amerique du Nord: 19.5%

		(iii)	Aventis Pharmaceuticals Inc.: 19.5%

		(iv)	Aventis Holdings Inc.: 19.5%

		(v)	Aventis Inc.: 19.5%

Item 4	(c).	Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

(i)     sanofi-aventis: 0 shares

(ii)    sanofi-aventis Amerique du Nord: 0 shares

(iii)  Aventis Pharmaceuticals Inc.: 0 shares

(iv)   Aventis Holdings Inc.: 0 shares

(v)    Aventis Inc.: 0 shares

(ii)

Shared power to vote or to direct the vote:

(i)     sanofi-aventis: 14,799,552 shares

(ii)    sanofi-aventis Amerique du Nord: 14,799,552 shares

(iii)  Aventis Pharmaceuticals Inc.: 14,799,552 shares

(iv)   Aventis Holdings Inc.: 14,799,552 shares

(v)    Aventis Inc.: 14,799,552 shares

[1]

12,000,000 shares are held directly by sanofi-aventis Amerique du Nord and 2,799,552 of the shares are held directly by Aventis Pharmaceuticals Inc. Sanofi-aventis Amerique du Nord is indirectly wholly owned by sanofi-aventis. Aventis Pharmaceuticals Inc., Aventis Holdings Inc. and Aventis Inc. are each indirectly wholly owned by sanofi-aventis and controlled by sanofi-aventis Amerique du Nord. Pursuant to an Investor Agreement, dated as of December 20, 2007, by and among sanofi-aventis, sanofi-aventis Amerique du Nord, sanofi-aventis US LLC, Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals Incorporated, sanofi-aventis Amerique du Nord, and Aventis Pharmaceuticals Inc. have agreed to vote their respective shares of Regeneron Pharmaceuticals Incorporated, subject to specified exceptions, either (a) in accordance with the recommendation of Regeneron Pharmaceuticals Incorporated’s Board of Directors or (b) in the same proportion as the votes cast by all other holders of all classes of voting securities of Regeneron Pharmaceuticals Incorporated. Accordingly, the group formed as a result of such shareholders of Regeneron Pharmaceuticals Incorporated entering into the Investor Agreement is deemed to have acquired beneficial ownership of such securities.

(iii)

Sole power to dispose or to direct the disposition of:

(i)     sanofi-aventis: 0 shares

(ii)    sanofi-aventis Amerique du Nord: 0 shares

(iii)  Aventis Pharmaceuticals Inc.: 0 shares

(iv)   Aventis Holdings Inc.: 0 shares

(v)    Aventis Inc.: 0 shares

(iv)

Shared power to dispose or to direct the disposition of:

(i)     sanofi-aventis: 14,799,552 shares

(ii)    sanofi-aventis Amerique du Nord: 14,799,552 shares

(iii)  Aventis Pharmaceuticals Inc.: 14,799,552 shares

(iv)   Aventis Holdings Inc.: 14,799,552 shares

(v)    Aventis Inc.: 14,799,552 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group:

(i) sanofi-aventis

(ii) sanofi-aventis Amerique du Nord

(iii) Aventis Pharmaceuticals Inc.

(iv) Aventis Holdings Inc.

(v) Aventis Inc.

Item 9.	Notice of Dissolution of Group: Item 9 is not applicable.

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

Date: December 21, 2007	By:	/s/ Laurence DEBROUX
Laurence DEBROUX
Senior Vice President
Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS AMERIQUE DU NORD

Date: December 21, 2007	By:	/s/ Laurence DEBROUX
Laurence DEBROUX
Gerant (Managing Agent)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS PHARMACEUTICALS INC.

Date: December 21, 2007	By:	/s/ Greg IRACE
Greg IRACE
President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS HOLDINGS INC.

Date: December 21, 2007	By:	/s/ Kathleen A. WINTER
Kathleen A. WINTER
President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS INC.

Date: December 21, 2007	By:	/s/ Kathleen A. WINTER
Kathleen A. WINTER
President

EXHIBIT 1

DECLARATION OF CONSENT TO JOINT FILING BY SANOFI-AVENTIS, SANOFI-AVENTIS AMERIQUE DU NORD, AVENTIS PHARMACEUTICALS INC., AVENTIS HOLDINGS INC AND AVENTIS INC.

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the “Act”), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Sanofi-aventis, sanofi-aventis Amerique du Nord, Aventis Pharmaceuticals Inc., Aventis Holdings Inc and Aventis Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of the Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

SANOFI-AVENTIS.

Date: December 21, 2007	By:	/s/ Laurence DEBROUX
Laurence DEBROUX
Senior Vice President
Chief Financial Officer

SANOFI-AVENTIS AMERIQUE DU NORD

Date: December 21, 2007	By:	/s/ Laurence DEBROUX
Laurence DEBROUX
Gerant (Managing Agent)

AVENTIS PHARMACEUTICALS INC.

Date: December 21, 2007	By:	/s/ Greg IRACE
Greg IRACE
President and Chief Executive Officer

AVENTIS HOLDINGS INC.

Date: December 21, 2007	By:	/s/ Kathleen A. WINTER
Kathleen A. WINTER
President

AVENTIS INC.

Date: December 21, 2007	By:	/s/ Kathleen A. WINTER
Kathleen A. WINTER
President